Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

Appointment of Vice Chairman

Change of Members of the Board Committees

And

Resignation of Vice President

Appointment of Vice Chairman

The board of directors (the “Board of Directors”) of PetroChina Company Limited (the “Company”) is pleased to announce that Mr. Zhang Jianhua was appointed as the Vice Chairman of the Company.

Change of Members of the Board Committees

The Board of Directors is pleased to announce that, in consideration of the work role and expertise of the directors of the Company, Mr. Zhang Jianhua has been appointed as the chairman of the Health, Safety and Environment Committee under the Board of Directors (the “Committee”), and Mr. Shen Diancheng, Mr. Xu Wenrong and Mr. Zhao Zhengzhang act as members of the Committee.

Resignation of Vice President

The Board of Directors announces that Mr. Liu Hongbin has resigned as a vice president of the Company due to the adjustment of work allocation, and Mr. Liu Hongbin has also been re-designated from an executive director to a non-executive director of the Company with effect from 28 October 2016.

By order of the Board PetroChina Company Limited Wu Enlai Secretary to the Board

Beijing, China

28 October 2016

As at the date of this announcement, the Board of Directors comprises Mr. Wang Yilin as the Chairman; Mr. Zhang Jianhua as Vice Chairman and non-executive director; Mr. Wang Dongjin as Vice Chairman and executive director; Mr. Yu Baocai, Mr. Shen Diancheng, Mr. Liu Yuezhen, Mr. Xu Wenrong and Mr. Liu Hongbin as non-executive directors; Mr. Zhao Zhengzhang as executive director; and Mr. Chen Zhiwu, Mr. Richard H. Matzke, Mr. Lin Boqiang and Mr. Zhang Biyi as independent non-executive directors.